VTTI Energy Partners LP

25-27 Buckingham Palace Road

London, SW1W 0PP

United Kingdom

August 4, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Loan Lauren P. Nguyen, Legal Branch Chief Division of Corporation Finance

	Re:	VTTI Energy Partners LP Form 20-F for Fiscal Year Ended December 31, 2015 File No. 1-36574

Ladies and Gentlemen:

Set forth below are the responses of VTTI Energy Partners LP, a Marshall Islands limited partnership (hereafter “us,” “we,” “our” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 4, 2016 with respect to the Partnership’s Form 20-F for the fiscal year ended December 31, 2015, filed with the Commission on April 29, 2016, File No. 1-36574 (the “2015 Form 20-F”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 2015 Form 20-F unless otherwise indicated.

Notes to the Consolidated and Combined Carve-Out Financial Statements

Note 4 – Related Party Transactions, page F-18

ATB Phase 2 Construction and Operations, page F-20

1.	We note your response to prior comment 2. Considering your arrangements with VTTI B.V. regarding the Phase 2 assets of ATT Tanjung Bin Sdn Bhd (“ATB”), revise to provide additional disclosure explaining how net income and comprehensive income of ATB are attributed to non-controlling interest. To the extent that ATB’s net income and comprehensive income are not attributed to non-controlling interest, disclose the amounts that do not inure to you as a result of the arrangements regarding the Phase 2 assets of ATB.

Response: We acknowledge the Staff’s comment and advise the Staff that the Partnership will provide the requested expanded disclosure in future filings.

Securities and Exchange Commission

August 4, 2016

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean Wheeler, at (713) 546-7418.

Very truly yours,

VTTI Energy Partners LP

By:	VTTI Energy Partners GP LLC,
Its general partner

By:	/s/ Robert Nijst
Robert Nijst
Chief Executive Officer

cc:	Sean T. Wheeler
Latham & Watkins LLP